

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 6, 2009

Texas Petrochemicals Inc.
Attention: Charles Shaver, President and Chief Executive Officer
5151 San Felipe, Suite 800
Houston, TX 77056

Re: Texas Petrochemicals Inc.
          Form 10-12G
          Filed February 17, 2009
          File No. 000-53534

Dear Mr. Shaver:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Adjusted EBITDA, page 22

1.   Your revised disclosure in response to comment 10 in our letter dated January 15, 2009 indicates that you present Adjusted EBITDA because your lenders require you to report this measure and because management uses Adjusted EBITDA as a performance measure. It appears as if you removed your calculation of the fixed charge coverage ratio that was included in your amendment to your Form 10 filed on February 4, 2009 because the fixed charge coverage ratio covenant was removed from the amended revolving credit agreement in February 2009. If this covenant has been removed and this disclosure is no longer needed, please tell us why your presentation of Adjusted EBITDA is still necessary. Please revise your disclosure under heading "Adjusted EBITDA" in MD&A and your reference to lender requirements in your segment footnote accordingly.

Further note, if you continue to present Adjusted EBITDA because management uses it as a performance measure, you must meet the burden of demonstrating the appropriateness and usefulness of this non-GAAP measure as a performance measure. Please tell us the specific reasons you believe the presentation of a performance measure eliminating stock based compensation and unrealized gains or losses on derivatives provides useful information to investors. Clarify whether you believe these charges are non-recurring or recurring and with reference to Item 10(e) of Regulation S-K and The Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003, demonstrate the appropriateness of using your non-GAAP measure as a performance measure. If you are able to demonstrate the appropriateness of this non-GAAP measure, expand your disclosures to provide a comprehensive discussion that identifies the substantive reasons why you believe your non-GAAP measure provides useful information to investors. Your revised disclosure should specifically address how your elimination of the above mentioned items could result in a meaningful performance measure. If you are able to meet this burden of demonstrating the usefulness of this non-GAAP measure, you must also provide all of the disclosures discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

Contractual Obligation, page 33

2. We note your revised disclosure in response to comment 21 in our letter dated January 15, 2009, which indicates that purchases under contract from your feedstock suppliers vary depending on materials produced by suppliers or certain indices. Tell us why you have not included obligations to purchase fixed volumes of material subject to variable price provisions. The definition of purchase obligations in Item 303(a)(5)(ii)(D) of Regulation S-K includes agreements with variable price provisions, and SEC Release 33-8182 discusses the need to provide estimates of the payments due under purchase obligations subject to variable price provisions, with footnotes to inform investors of the payments that are subject to market risk. Also, please consider expanding the footnotes to the table to provide additional useful information regarding obligations to purchase a percentage of volume of material produced by a particular supplier, such as the stipulated percentage, the supplier's expected or historical output, or other information to indicate the scope of the obligation.

Critical Accounting Policies, page 33

3. We note your revised disclosure as a result of comment 22 in our letter dated January 15, 2009. Please address the following:

   - You disclose that you use different estimates and assumptions to determine appropriate amounts of overhead absorption market value for inventory valuation purposes, however, your policy does not discuss in detail the impact your contract pricing and raw material pricing has on your inventory valuation which led to your most recent lower of cost or market adjustments. Please revise to provide a more detailed discussion of all the assumptions used to value inventory and provide a sensitivity analysis for each of those assumptions.

- Your disclosure indicates that you did not perform a SFAS 144 analysis on your property, plant and equipment. Considering the recent lower of cost or market charges, the variations of oil products prices and the shut down of a plant as a result of a hurricane as well as the current economic crisis, it is unclear how you have determined that an impairment analysis of your PP&E was not necessary.

Note 3. Significant Accounting Policies

Revenue Recognition, page F-7

4. We note your response to comment 35 in our letter dated January 15, 2009 with regards to the contractual arrangements you enter into that result in deferred revenue being recognized and your revised disclosure that removes your accounting policy for deferred revenue. Please revise your disclosure to include an accounting policy for deferred revenue which includes the information provided in your response and clarifies the typical timeframe between your invoice date and the ship date.

Huntsman Butadiene/MTBE Business Financial Statements, page F-43

5. Your response to comment 39 in our letter dated January 15, 2009 indicates that the financial statements of the acquired business for the period ending March 31, 2006 and the corresponding period in 2005 could not be provided without unreasonable effort and expense due to the fact that a review of the interim financial statements had not been completed by independent auditors. Since interims provided under Rule 3-05 of Regulation S-X do not have to be audited or reviewed by independent auditors, we ask that you revise to file these interim financial statements.

Qualitative and Quantitative Disclosures about Market Risks

6. We note you recorded an unrealized loss on derivatives of $5.3 million during the first six months of 2009, of which $4.4 million related to interest rate swaps. Your market risk disclosure does not discuss these swaps in detail or the events and circumstances surrounding the $4.4 million unrealized loss on interest rate swaps. Please revise to disclose each of your primary market risk exposures, how these exposures are managed and any changes in these risks or management policies as required by Item 305(b) of Regulation S-K. Additionally revise to include the disclosures required by Item 305(a) of Regulation S-K as it is unclear in your current disclosure which disclosure alternative you are using and how you have fully complied with those requirements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha, staff accountant, at (202) 551-3854 or Terence O'Brien, accounting branch chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, staff attorney, at (202) 551-3338 or Andrew Schoeffler, staff attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Ray Waters, Esq. (Via Facsimile 713-626-3650)